Spherix Incorporated

6430 Rockledge Drive, Suite 503

Bethesda, MD 20817

(703) 992-9260

December 1, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spherix Incorporated
Registration Statement on Form S-1
File No. 333-207078

Ladies and Gentlemen:

Spherix Incorporated (the “Company”) hereby requests that the effective date of the Registration Statement referenced above (the “Filing”) be accelerated so that it will be declared effective at 4:01 p.m. EST on Tuesday, December 1, 2015 pursuant to Rule 461(a) under the Securities Act of 1933, as amended, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	if the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Theodore Ghorra, Esq. at (212) 940-3072, of Nixon Peabody LLP, counsel to the Company, with any further comments or questions.

Very truly yours,

Spherix Incorporated

By: /s/ Anthony Hayes

        Name: Anthony Hayes

       Title:   Chief Executive Officer